UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of    June, 2004
Commission File Number    000-29862

FORUM NATIONAL INVESTMENTS LTD.
(Exact name of registrant as specified in its charter)

FORUM NATIONAL INVESTMENTS LTD.
(Translation of Registrant's name into English)

Suite 440 – 375 Water Street
Vancouver, B.C. V6B 5C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 2, 2004, Forum National Investments, Ltd. (“Company”) terminated its relationship with KPMG LLP (“KPMG”) the principal accountant previously engaged to audit the Company’s financial statements and retained Smythe Ratcliffe, a member of PKF international (“Smythe Ratcliffe”) as the principal accountants to replace KPMG. The Company’s board of directors approved the change of accountants from KPMG to PKF.

The audit reports of KPMG on the Company’s financial statements for the fiscal years ending December 31, 2002, December 31, 2001, December 31, 2000, December 31, 1999, December 31, 1998 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except such reports were modified to include an explanatory paragraph for a going concern uncertainty.

In connection with all of the audits of the fiscal years ending December 31, 1998 through 2002 including the subsequent interim periods since engagement through to the date of termination, the Company had no disagreements with KPMG with respect to accounting or auditing issues of the type discussed in Item 304(a)(iv) of Regulation S-B. Had there been any disagreements that were not resolved to their satisfaction, such disagreements would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(iv) of Regulation S-B).

KPMG did not provide to the Company, during those financial years in which it acted as certifying accountant, any non-audit related services.

During the fiscal year ending December 31, 2003, including the subsequent interim periods since engagement through the date of KPMG’s termination, and prior to the appointment of Smythe Ratcliffe, the Company (or anyone on its behalf) did not consult with Smythe Ratcliffe regarding any of the accounting or auditing concerns stated in Item 304(a)(2) of Regulation S-B. Since there were no disagreements or reportable events (as defined in Item 304(a)(2) of Regulation S-B), the Company did not consult Smythe Ratcliffe in respect to these matters during the time periods detailed herein.

Smythe Ratcliffe has not, and will not, provide any non-audit related services to the Company.

Vancouver, B.C. June 29, 2004.

FORUM NATIONAL INVESTMENTS LTD.

“Martin Tutschek”

Martin Tutschek, Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM NATIONAL INVESTMENTS LTD.

	By:	/S/ Martin Tutschek
Date: June 29, 2004
Martin Tutschek Chief Financial Officer